Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: September 29, 2004

CORPORATE PARTICIPANTS

Ed Clark
Toronto Dominion — President and CEO

Bill Ryan
Banknorth Group — Chairman, President and CEO

PRESENTATION

Unidentified Speaker

OK. Good morning everybody. We’re going to get started with our next presentation. Next on the docket is Banknorth. Presenting on behalf of Banknorth will be Bill Ryan, who is the company’s Chairman, President and CEO.

And also we’re going to have Ed Clark from Toronto Dominion, the company’s President and CEO presenting to talk about some of the aspects of the transaction that these two companies recently announced.

And with that, I’ll turn the microphone over to Ed. Thanks.

Ed Clark - Toronto Dominion — President and CEO

Thank you. So we’re going to be trying to be fairly brief here to give you the opportunity for questions.

Basically to summarize, we have gone and tried to go into the United States because we have excess capital that we generate and we want to find a way that we could use that excess capital to both diversify our earnings and shift our mix; continue to shift our mix of earnings to more retail and commercial from wholesale.

The acquisition of 51% of Banknorth gives us that investment vehicle and we believe that having made the initial investment that we’ll be able to do follow-on acquisitions that produce at least equivalent economics to our buying back our own shares. And so therefore provide a real strategic alternative at good economics.

Key to doing that transaction was to find the right institution and the right place with the right management team. We believe Banknorth meets the criteria that we have, and I’ll take you through why we believe it’s the case.

Also key to the transaction was to get a structure that made sure that we used our capital in the most efficient way, which was to encourage growth. But at the same time also left a sense for the management to achieve our goals so that they were focused on what, in fact, happened to the value of Banknorth stock going forward. And by tying the management team’s incentives to the Banknorth stock we achieved that goal.

Let me quickly for those of you who don’t know TD. The TD and this conference is sponsored by the Royal Bank. The TD and the Royal Bank basically duke it out for number one position in personal banking space in Canada. The Royal Bank, though, would be bigger than the TD bank in credit cards, small business, commercial and the advice wealth management business.

That, from our point of view, gives us opportunities for us to inherently grow quicker than our competitors because we have strategies built around narrowing that market share gap and leveraging off our very strong franchise in the personal area. As I indicated on the wealth management side, while we are smaller than the other banks in the advice side we are clearly the dominant player in the discount brokerage business.

And we’re the number one private wealth investor in Canada. And obviously in the United States we have TD Waterhouse which would be one of the top five discount brokerage operations. On the wholesale side, a significant repositioning of the bank. A focus on the domestic wholesale operations plus a niche player in the global capital markets. We’ll be significant players in credit derivatives, equity options, equity derivatives and interest derivatives globally.

What is our basic strategy? Well a tremendous focus in the organization on economic profit. We reward management on growing economic profit. And that means that throughout the organization a tremendous focus on how you allocate capital and whether or not you get good rates for return. That produces a spectacular increase in the amount of regulatory capital that’s available for reemployment and produce very strong growth in earnings and steady increase in earnings in a risk profile that’s substantially less than the other banks.

So we would earn 30 to 40% more for every dollar of risk weighted assets than our competitors would in Canada because of this highly focused strategy. As I indicated we have been able to successfully to grow in Canada, and we have good organic growth opportunities in Canada because of our underleveraged positioning in some key products.

But we do not have outlets for our excess capital. We’ve made a number of small acquisitions but as a long term strategy a lot of Canadian banks are trapped in a country in which the room to make major acquisitions is relatively limited.

That’s why the U.S. strategy. I think basically what I’m going to do is move onto why Banknorth because I think that’s the critical issue. In deciding to go into the United States in the personal and commercial banking center, I think we have a clear view of what works and what doesn’t work. In our view while we can add value to a personal and commercial bank in the United States, we do not have in our organization people who know how to run a personal and commercial bank.

So quite critical to us was to find a management team. We had to find a management team that philosophically was aligned with us. And by that I mean they had the same risk profile — that desire to have the same risk profile. But in particular, had a similar mix of operating skills and the willingness to apply those operating skills to making strategic moves. We are not great fancy strategists. We don’t believe that in banking there are lots of strategic breakthroughs.

I’ve been in the business too long to know that most of the ideas have been around a long time. So we put a tremendous emphasis on actual operating excellence as the distinguishing factor. Do your management teams in the business in which you operate actually know what’s going on in those businesses?

So what we wanted to do was to find a management team in the United States that had that same philosophy and then married it to an ability to do acquisitions, because we believed that in the end the distinguishing feature in acquisitions is can you actually execute them.

Secondly, we wanted to find it on a scale that was large enough that we weren’t inheriting someone else’s strategic dilemma. That’s very important to us, is that we not go in there and immediately have a problem. And again, to reinforce the same point is we believe there’s a certain scale you need in the United States if you’re going to attract a management team that’s going to have a sustainable management team to be successful. A successful long run player.

And third, we needed to find it in a location that offered continued follow on acquisition opportunities because we didn’t want to be geographically trapped where we couldn’t continue to grow the entity. That’s what attracted us to Banknorth. A terrific management team and the right location and the right kind of scale that we could then back them with, and that’s what I’ll come to, with the right structure.

I know there’s some controversy over our structure and in terms of acquiring only 51%, but it was a critical structure from our point of view because we wanted to use our excess capital to do follow on acquisitions. Not to use it all to make the initial entry into the United States.

And we wanted to make sure that the management team had the ability in making acquisitions to offer a variety of different currencies through the acquiree and as I indicated, it was important to us as well to have a currency out there so that we could, in fact, visually indicate to the management team that they were going to be an independent operating entity. And they were going to be held accountable through the shareholders of Banknorth, us being one of them, to the performance of the Banknorth stock going forward.

And that’s what this structure allowed us to achieve. I think you know about the structure. Basically we’re acquiring 51%. The 51% we’re acquiring with 60% cash, 40% TD shares. The price for that 51% is 40 dollars. We hope to close in February 2005.

Again, management is staying in place. Bill Ryan is going to go on our board. We’re retaining the board structure in case of Banknorth. We will be able to add some board members to that structure, but the existing board members will all stay in place.

And we have the right to buy out shares in the marketplace so that we can both support the stock on an ongoing basis by further acquisitions of the stock in the open marketplace. There are certain restrictions. This is a structure that may run out over time and may not be appropriate structure in the long run. After we get through what we see is a few years of major acquisitions, but there are restrictions on how we can go about acquiring 100%, while protecting the minority shareholders.

In the first two years we can only do so at the invitation of the board. And in following that for the next three years we require a majority of the independents as well as a majority of the shareholders. The price at 40 dollars is, obviously, a very attractive price for the Banknorth shareholders. It’s a tough price for us and we’re able to achieve basic earnings neutral impact on us by having the significant amount of cash on the table. Despite the fact that we’re using that cash, we’re going to end up in February with a strong capital position.

Therefore in a position to, in fact, encourage further acquisitions. We have indicated that we will go and see regulatory permission to support our stock if that is needed as a result of flow back. So far there’s no indications that seems to be necessary. So what this basically does is add to the three businesses that we currently had a fourth business. In this pie diagram I think you’ll see in the next few years the grey part will become significant larger than it is right now.

So I’ll hand it over to the man who’s going to produce that growing buy for us.

Bill Ryan - Banknorth Group — Chairman, President and CEO

Thank you Ed. Good morning to all of you and I want to thank RBC for having us here. It’s a nice place for a conference and even though the weather may not be as good today as it has been in the last few days.

Banknorth. Let me quickly tell you who Banknorth is, although most of you probably know Banknorth. It’s been picked as the best managed bank in America by Forbes Magazine for 2004. We are closing in on 8,000 employees, 29 billion dollars in assets today, 1.3 million households, over two million customers in New England.

It’s been a company that has had a very diversified loan and deposit portfolio over the years as it’s tried to grow itself to be a community bank. And the community bank model is really what we’ve lived off of over the last couple of years. The map is pretty straightforward and you can see why maybe it got Ed interested in coming to New England. We’ve got a very good market share of New England.

Now at 30 — closing in on 30 to 31 billion dollars. A large player competing with Citizens, a very good bank, Sovereign and also Fleet, now Bank of America. Plus many of the smaller banks in New England who have always done a very good job in offering good customer service. But it’s quite a network. Four hundred branches, 550 ATM’s. Hard to believe that this small bank in Maine just a few years ago is now running a network of this size or substance.

Number one combined market share in Northern New England, Maine, New Hampshire and Vermont. Number five in Massachusetts. Number six in Connecticut. Our performance has been consistent. I won’t dwell on this page, but 10 consecutive years of operating earnings per share growth. What we said to the market and to all of you is, we’re not going to make growth as the reason we can’t perform well.

So our financial ratios have always been year end and year out very strong. I’ve had a personality of being risk adverse. Our non performing assets have always been historically at the low end of non-performing assets for banks in the top 50 and it works very well for us from a performance standpoint.

Acquisitions have been a big part of the company. We’ve grown the company internally at six or seven percent a year and acquisitions will get us to that 10 to 12% that we really shoot for year end and year out on earnings per share growth model. We’ve completed 24 bank acquisitions since 1989. Boston Fed will be our 25th and that will get done around year end.

It’s a great franchise for us with about a billion dollars located in Middlesex County. And those of you familiar with Massachusetts know the viability of Middlesex County. So acquisitions have been a good part of what we’ve done. That said, as we look at New England for the next two years I’ve always tried to be a little bit ahead of the curve, if we could, at Banknorth, by the ability of planning for the future.

As we continue to buy banks in New England there was becoming a shortage of banks available in New England. There’s still certainly a good couple of years of buying additional banks, but certainly there are fewer today than there were just a few years ago. As we continue to look at acquiring different banks, it became obvious to me that if we could be part of a bigger company that would have the ability to give us some cash to do acquisitions. The ability to do some things from a structural standpoint that would allow us to compete even better, then we’d be an even better company.

Like any bank we’ve heard from people over the years, talked to anybody who would want to talk to us. And at the end really found Toronto Dominion to be a perfect partner for what we wanted to accomplish. I view this as two transactions. Forty dollars a share for 51% of the company. A great transaction based on our closing price of 31.70 when we announced the transaction.

We’re taking money off the table, as I say. You won’t have to worry about the risks of the market in the next few years. What banks may or may not trade. What will happen with the economy to get paid out fairly well for 51% of your shares? But at the same time, leaving 49% of the shares there for us to continue to compete in New England as we’ve done so well over the years.

And with that competition now, we’re competing with the resources of Toronto Dominion behind us. There are a number of revenue strategies that we’ll identify in the next few months that probably will show that we’ll be able to grow our internal earnings stronger in being part of TD than we could have done before. We also have TD there readily able to buy back our shares in the next few years. And we also have their capital to use for ongoing transactions we may want to look at.

I can’t think of a better scenario for that 49% of our company to be in that position to go forward in the future. That’s really what we’re looking at in getting a good payout for half of the company and a great potential for growth for the second half of the company as we move forward. Add to that, is icing on the cake from my stand point, the fact that we can continue to run a community bank, management stays in place. I think management has had some success in the last few years at acquiring companies. So that will continue.

And at the same time we’ll continue the focus on community banking that’s made us so successful. So no changes, no systems and integration issues with customers having to go to new systems and new operations. Everything really stays the same and it really is very positive from our standpoint as we go forth.

So we look at it as a great opportunity and a great model. There’s some cultural fits, too, that make sense. I share with you, I’m not so sure certainly in Southern California or Texas a Spanish bank would be probably a great fit. Maybe a French bank is a good fit in some parts of America too. Not so sure right now that would be as good a fit as it might have been in other times.

But a Canadian bank to us was a perfect fit. Think about this. Our geography has probably got the largest Canadian border of almost any bank in America. Maine, New Hampshire and upstate New York. So the cultural issues aren’t there. It’s a great fit being part of a Canadian bank. And the flexibility we talked about and the commitment to growth. As Ed has said, they want to come to America and they want to grow.

We’ve been in America for the last 15 years and we’ve grown very nicely. And we still think there’s potential for growth. I’ve been unable to because of our conservative bent and conservative point of view, to really look South in maybe wanting to expand our growth periodically if that opportunity presents itself. We can’t go East. That’s the ocean. We can’t go North or West. That’s Canada.

We have to go South. We’ve had great success in Massachusetts and Connecticut and I think that success will continue over the next few years. But at the same time, there might be an opportunity periodically that comes up in New York, New Jersey or Pennsylvania that would also be a great fit for a community bank like us to move into. Not saying we’re going to do it, but I am saying we get a chance now to look at it for the first time.

We couldn’t have looked at it as a 30 billion dollar company operating in New England. We can look at it as a 30 billion dollar company being part of Toronto Dominion bank, a 232 billion dollar company. It makes it a lot easier for us to potentially look at that in the future. That will continue to enhance our future and allow us to do the things that many of our peers have done.

I have great respect for Citizens Bank and what they’ve accomplished over the years has been just enormous and very successful. Larry Fish and I are good friends and maybe you could say I’m jealous of what he’s accomplished. And this is a model probably similar to some degree of what Larry Fish has put together at Citizens Bank as he’s been able to grow his company.

And now we’ll maybe get some opportunity to have some part of that as we go forth. Synergies are important. They may not seem important to you but they’re very important to us. There’s a lot of revenue synergies here that we’ll be able to look at. As a 30 billion dollar company there were things that we couldn’t do because the infrastructure costs of doing them would make it unprofitable for a number of years.

Now being part of a bigger company we’re able to do those things. Things like a credit card portfolio that we don’t have, because we couldn’t afford the infrastructure costs of that. We can now look at loan participations that are now given out to our competitor banks which could be kept in-house within the family. Other things like that that we’ll identify over the next few months will come out in early January or February and we’ll be able to show you how the internal growth model of this company, if we’re right, and I know we are. We’ll be able to grow it more than we have before.

So that’s very important to us to be able to identify those synergies and show them early next year. The focus on our strategy doesn’t change. We’ve certainly seen models in the past where banks have come from other countries and other worlds and come into the United States and try to run it that way. It hasn’t worked. I think we’ve got a perfect partner who’s watched that occur and now knows that the management team at an American bank needs to be kept in place so that we can continue to focus on the strategies.

It’s a core retail growth strategy. We’ve been very successful at growing deposits and small business lending has been a niche that we dominate at in New England. And we’re not going to change those fundamentals. We also run the largest insurance agency in New England. We’ll continue to do that.

TD Waterhouse is a brokerage company that’s owned by TD. I can imagine our ability to cross sell brokerage customers into banking services and visa versa. So there are a lot of fundamental core businesses we’re in that being part of TD will probably allow us over the next few years to really enhance that model and grow at a better position than we are today.

Let’s not forget too, we are closing on the Boston Fed acquisition. It’s a 1.7 billion. That will get us to 31 billion dollars. That will close around year end. And again we’ll add a core competency to us that being closer to greater Boston than we have right now. We’ve historically stayed out of the greater Boston area, but I think our strategy now is to grow in that market since it’s available to us. And I call it kind of the two subway stop strategy. If you take the subway out of Boston and you go two subway stops you’ll probably see a Banknorth branch there in the future.

In fact, what you will see is a TD Banknorth branch there in the future. We’ll be rebranding our company as TD Banknorth and we think that will have a great potential for us. So in summary again, existing shareholders get paid out in a very nice way. We will move forward in the future with a transaction that will allow our stocks starting in January or February when we complete the transaction to have the benefit, again, of TD being behind the company and probably grow stronger potentially than our peers will grow over the next several years.

Again, lastly, we’ll be able to look at probably expanding South maybe into the metropolitan New York, New Jersey, Pennsylvania area. I see the strategy as one to two banks a year in New England as we’ve always done before. I don’t see that changing to any great degree.

I also see the potential every year or two maybe acquiring a bigger company that we couldn’t acquire before, maybe in another geography just South. Contiguous but certainly South of us. Nothing in this transaction puts us at risk. There are none of the normal risks that occur in a transaction when you have to go through the conversion of systems to customers. When you have substantial management changes. When you have substantial philosophical changes in the company.

We’ve seen that in New England as you read the Boston Globe, as they would characterize the Bank of America Fleet transaction. You’ll see none of that in this transaction. We may not be the smartest people, but we learn very nicely from our peers in how to do things going forth. So it is a transaction that makes a lot of sense.

Yes, there may be some faith in this transaction. What will the stock trade look like when we go public with the new Banknorth in January or February of next year? I don’t know where it will trade. I guess you could do the math today and it certainly seems to be trading lower than we would expect it to. But let me ask you, we have never traded at 10 times earnings.

And if you do the math on this transaction today that’s what we’d be trading at in February. I think by the time we get to February we’d be trading at a multiple that would be substantially higher than that because of all the things we’ve identified that we could put in place that would move the company forward in a very positive way over the next few years.

Maybe I’m wrong. If I’m wrong and the stock does trade at a fairly low number then both Ed and I have the opportunity to buy back shares to create value for our existing shareholders who will continue to own the company. I can’t imagine if you don’t model out this company over the next few years, that you don’t get to a stock price for the 49% that’s in the high 40’s, low 50’s or higher.

Any modeling of 13 and a half times earnings with the earnings announcement that we forecast every year, that the stock won’t be trading at that higher multiple. Let me stop and I think the most important part is to ask Ed and I questions of this transaction. As Ed has said, a couple of people are wondering about this unique transaction. It is a bit unique and we’re certainly here today to answer any questions you may have. Are there any questions that we can answer about the TD Banknorth transaction? Yes sir.

QUESTION AND ANSWER

Unidentified Speaker

Mr. Clark, can you talk about your strategy to leave management in place?

Ed Clark - Toronto Dominion — President and CEO

Well I guess what I would say is that TD is fairly unique in having a history of knowing how to make acquisitions and do this. So in case of Canada Trust we had an S&L in the United States called First Federal of Rochester. We left the management team in place. We bought a company called Malach Monics (ph), an insurance business in Canada, we left the management in place.

If you take a look at the TD at the senior management, the head of the wholesale bank was the head of New Cress (ph) which we bought as a company and we then put them in charge of the wholesale business. I came through the Canada Trust acquisition, a head of our investment management came from the Lancaster transaction. Waterhouse itself in the United States is the existing management team stayed in place.

So that’s not always — different banks have different operating models. Other Canadian banks have made acquisitions and you’ll find that none of the team is there anymore in those acquisitions. That’s not our model. Our model is go hire a team, put in place. Figure out their strategy. Find the team to execute the strategy and back that team.

So I think culturally we’re built around this model of leaving the team in place. So we’re not worried that we’re going to lose control of ourselves because that’s not how we actually run the bank today.

Bill Ryan - Banknorth Group — Chairman, President and CEO

I’ll answer that too...

Ed Clark - Toronto Dominion — President and CEO

I think you have to use the mic because we’re on web cast.

Bill Ryan - Banknorth Group — Chairman, President and CEO

OK. That’s right. Let me answer that from the standpoint of — I thought Ed was very straightforward in telling us how he’d like us to run the company. Then he did what he should do and he said, OK, what’s your commitment to that? Show me how you’re committed.

You know how this works when banks sell. You get your change of control contract. You get your stock options vested so you can make a lot of money and leave and go to Florida or somewhere like that. What we have done, myself and top eight people in the company, we have deferred our change of control contracts for three years and we have not had our stock options vested.

We’ve kept on the same vesting schedules of the past. So if the top eight people and myself leave in the next three years we get nothing. So we are committed to running this company over the next several years and that financial commitment is very unique. I can’t remember the last time I saw a transaction where the CEO and the top eight people deferred their change of control contract and don’t get anything if they leave in the first three years.

So I think the commitment is there on both sides. Other questions?

Unidentified Speaker

Are there any restrictions as to when you can buy back stock?

Ed Clark - Toronto Dominion — President and CEO

Basically there are restrictions. The question is when can we start buying back stock. And I’d like to buy it back today, but my lawyers won’t let me do that. So there are restrictions of the amounts that we could buy. And there is also restrictions around what Banknorth can do until we have closing.

But once closing is concerned we’re free to buy at any time in the marketplace. And so as I indicated from our point of view, obviously if you look at it, the math is pretty simple. At today’s value of the stub, as we call it, we can average down our premium pretty fast by aggressively buying.

Bill Ryan - Banknorth Group — Chairman, President and CEO

Yes sir. In the back.

Unidentified Speaker

Whose idea was it to come up with the 51% transaction?

Ed Clark - Toronto Dominion — President and CEO

So the question is, whose idea was it to come up with it or, if I can read into your question, whose dumb idea, was it to come up with the 51%?

Unidentified Speaker

Yes.

Ed Clark - Toronto Dominion — President and CEO

Right. So I think it evolved, to be honest. I think our initial conversation was actually around 100% transaction. Both of us assumed that’s probably what we would do. And as we, you know, the way I always say it is that I had a dream. Bill had a dream and it turned out as we talked that we had the same dream.

And so we kind of worked our way through, you know, what would be the way to make that dream real. And so the power behind the 51% is really two factors. One is it uses our capital most efficiently so that we can look at bigger transactions sooner. And secondly it ties the management to an external marker and has all you folks still on their backs saying are you performing for me.

And because we were determined to hire a management team as to make an acquisition, I wanted an external marker to hold management. So I think eventually, you know, in the conversation that evolved where I said well what about, you know, would we think about the 51% case. And then both of us got more excited by it as allowing us to achieve what we’re trying to do faster and better.

Unidentified Speaker

What are you future plans for TD Banknorth?

Ed Clark - Toronto Dominion — President and CEO

The goal is less around its contribution to us and what we would like it to achieve. So I think the most important thing for us to drive a strategy for Banknorth that it is, you know, one of the surviving major players. And so we said certainly in the top 20, maybe in the top 15 banks in the United States.

And so I think that will — whatever it is, there may be some other things that we’ll do in terms of growing the TD bank in other spheres, but I think the important thing is that we run a strategy that we have a sustainable player in the United States going forward.

Unidentified Speaker

(applause)

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